Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS FIRST QUARTER 2025 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Achieved First Quarter 2025 Total Net Revenues of $8.8 Million, Up 18% Year Over Year ~

~ Positive Momentum from Company’s Refined, Targeted Sales Strategy and Enhanced Patient Support Services ~

~ PEDMARQSI® Now Commercially Available in Germany and the United Kingdom ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, May 13, 2025 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the first quarter ended March 31, 2025 and provided a business update.

“In the first quarter, we sharpened our strategic focus and achieved sustainable growth across key PEDMARK® accounts. Importantly, our Fennec HEARS™ patient support program has been newly revamped to ensure growth with a seamless, supportive experience for both providers and adolescent and young adult, or AYA, cancer patients at every step of the PEDMARK® journey,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “Looking ahead, we are energized by the momentum that we are building and remain committed to executional excellence. We are deepening our relationships with key accounts and expanding adoption with new and existing customers. With this strong foundation and forward vision, we are confident in our ability to drive value for patients, providers, and shareholders.”

Business Highlights:

●	Growth Within Key PEDMARK® Accounts: In the first quarter, Fennec’s segmentation model and data-driven target lists enhanced field execution yielding measurable impact, driving the addition of multiple new accounts across both academic and community providers.

●	Significantly Strengthened Fennec HEARS™ and Specialty Pharmacy Offering: Our newly revamped patient support program offerings have launched to deliver improved experiences through strengthened HCP and patient services, expanded payer reimbursement support, and streamlined access to home nursing resources.

●	PEDMARQSI® Commercial Launch in Europe: In February 2025, Norgine commercially launched PEDMARQSI® in Germany, following commercial launches in England and Wales during the first quarter of 2025. In May 2025, Norgine announced the Scottish Medicines Consortium (SMC) acceptance of PEDMARQSI® for use in Scotland. Collectively, these launches mark important steps in achieving Fennec’s mission of expanding access to PEDMARK® and PEDMARQSI® to cancer patients at risk of hearing loss in the European Union and U.K.

Upcoming Events:

●	American Society of Clinical Oncology (ASCO) 2025 Annual Meeting: Fennec will be exhibiting at the ASCO Annual Meeting at Booth #37119, from May 30 – June 3, 2025, in Chicago, IL.

●	Annual Meeting of Shareholders: Fennec would like to invite shareholders to attend its Annual General Meeting on Tuesday, June 3, 2025 at 10:00 a.m. ET, which will be held in person in the Chairman Room at the NY Lotte Palace hotel located at 455 Madison Avenue, New York, NY 10022, or online by visiting www.virtualshareholdermeeting.com/FENC2025.

●	Investor Conferences: Fennec will be participating in the upcoming HCW 3rd Annual BioConnect Conference, held in partnership with Nasdaq in NYC, on Tuesday, May 20, 2025, as well as the 22nd Annual Craig-Hallum Institutional Investor Conference being held in Minneapolis, MN on Wednesday, May 28, 2025.

Financial Results for the First Quarter 2025 Fiscal Year Ended March 31, 2025

●	Net Product Sales – For the first quarter of 2025, the Company recorded net product sales of approximately $8.8 million compared to $7.4 million in the first quarter of 2024. The increase in sales is attributable to growth across PEDMARK accounts including new accounts in the AYA population.

●	Selling and Marketing Expenses – The Company recorded $2.9 million in selling and marketing expenses in the first quarter of 2025 compared to $3.9 million in the fourth quarter of 2024 and $5.2 million in the first quarter of 2024. The decrease year over year is primarily attributable to the elimination of expenses associated with European pre commercialization which occurred in 2024 prior to the announcement of the Norgine partnership.

●	General and Administrative (G&A) Expenses – The Company recorded $6.1 million in G&A expenses in the first quarter of 2025 compared to $4.1 million in the fourth quarter of 2024 and $5.9 million in the first quarter of 2024. For the first quarter of 2025, G&A expenses increased on a quarter over quarter basis primarily due to non-cash stock-based compensation.

●	Cash Position – Cash and cash equivalents were $22.6 million as of March 31, 2025 compared to $26.6 million as of December 31, 2024. The decrease in cash in the first quarter is primarily due to seasonal spending patterns in the first quarter of the year.

First Quarter 2025 Conference Call Information

Date: Tuesday, May 13, 2025

Time: 8:30 a.m. ET

Webcast Link: https://edge.media-server.com/mmc/p/nb5vbq6o

Participant Link: https://register-conf.media-server.com/register/BIbc2eaa3f157d4c6891b71246a83bdb02

To access the live webcast link, log onto www.fennecpharma.com and proceed to the News & Events/Event Calendar page under the Investors & Media heading. Please connect to the company’s website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to listen to the webcast. A webcast replay of the conference call will also be archived on www.fennecpharma.com for thirty days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2025 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2025	2024

Revenue
PEDMARK product sales, net	$8,751	$7,419
Licensing revenue	—	17,958
Total revenue	8,751	25,377

Operating expenses:
Cost of products sold	373	550
Research and development	94	3
Selling and marketing	2,947	5,209
General and administrative	6,145	5,872

Total operating expenses	9,559	11,634
Income/(loss) from operations	(808)	13,743

Other (expense)/income
Unrealized foreign exchange loss	13	(38)
Amortization expense	(13)	(20)
Unrealized loss on securities	(1)	(11)
Interest income	236	197
Interest expense	(592)	(1,034)
Total other expense	(357)	(906)

Net income/(loss)	$(1,165)	$12,837

Basic net income/(loss) per common share	$(0.04)	$0.47
Diluted net income/(loss) per common share	$(0.04)	$0.41
Weighted-average number of common shares outstanding basic	27,578	27,045
Weighted-average number of common shares outstanding diluted	27,578	31,136

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	Unaudited	Audited
	March 31,	December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$22,675	$26,634
Accounts receivable, net	15,448	12,884
Prepaid expenses	2,444	3,080
Inventory	1,404	1,060
Other current assets	1,004	466
Total current assets	42,975	44,124

Non-current assets
Other non-current assets, net amortization	3,428	822
Total non-current assets	3,428	822
Total assets	$46,403	$44,946

Liabilities and stockholders’ equity/(deficit)

Current liabilities:
Accounts payable	$5,280	$3,241
Accrued liabilities	2,843	3,428
Operating lease liability - current	—	2
Contract liability - Norgine	248	248
Total current liabilities	8,371	6,919

Long term liabilities
Term loan	18,206	18,206
PIK interest	1,271	1,271
Debt discount	(126)	(139)
Contract liabilty - Norgine	24,561	24,561
Total long term liabilities	43,912	43,899
Total liabilities	52,283	50,818

Stockholders’ equity/(deficit):
Common stock, no par value; unlimited shares authorized; 27,594 shares issued and outstanding (2024‑27,527)	145,979	145,608
Additional paid-in capital	67,744	66,958
Accumulated deficit	(220,846)	(219,681)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity/(deficit)	(5,880)	(5,872)
Total liabilities and stockholders’ equity/(deficit)	$46,403	$44,946

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum compounds are essential chemotherapeutic agents for the treatment of many malignancies. Unfortunately, platinum-based therapies can cause ototoxicity, or hearing loss, which is permanent, irreversible, and particularly harmful to the survivors of pediatric cancer.i

The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.ii Infants and young children that are affected by ototoxicity at critical stages of development lack speech and language development and literacy, and older children and adolescents often lack social-emotional development and educational achievement.iii

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

As a reminder, PEDMARK is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors. PEDMARK is recommended for the AYA population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

In the U.S. and Europe, it is estimated that, annually, more than 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult, and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and U.K. approval in October 2023 under the brand name PEDMARQSI®. PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestone and royalty payments from Norgine, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2024. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved. FEN-1604-v1

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

ii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iii Bass JK, Knight KR, Yock TI, et al. Evaluation and Management of Hearing Loss in Survivors of Childhood and Adolescent Cancers: A Report from the Children's Oncology Group. Pediatric Blood & Cancer. 2016 Jul;63(7):1152-1162.